EXHIBIT 99.32

                                  NEWS RELEASE

                           GLENCAIRN GOLD CORPORATION
             -------------------------------------------------------
                 500 - 6 Adelaide St. East. Toronto, ON M5C 1H6
                    Tel.: (416)860-0919 Fax: (416) 367-0182



FOR IMMEDIATE RELEASE                                                  TSX: GGG
August 19, 2004


             GLENCAIRN EXTENDS SEPTEMBER 5, 2002 WARRANT EXPIRY DATE


Glencairn Gold Corporation announces that it has extended the expiry date of 2,032,500 warrants (the "Warrants") issued pursuant to a private placement on September 5, 2002 for six months from September 5, 2004 to March 5, 2005.

The extension applies only to 2,032,500 Warrants held by arm's length parties and 160,000 Warrants held by non-arm's length parties will expire on September 5, 2004 in accordance with their original terms. The Warrants do not trade and are exercisable at a price of $0.60 per share.

To find out more about Glencaim Gold Corporation (TSX: GGG), visit our website at www.glencairngold.com.

Glencairn Gold Corporation                   Renmark Financial Communications Inc.
Kerry Knoll, President and CEO               Sylvain Laberge: slaberge@renmarkfinancial.com
Tel.: 416-860-0919                           Neil Murray-Lyon : nmurraylyon@renmarkfinancial.com
Fax: 416-367-0182                            Media: Cynthia Lane: clane@renmarkfinancial.com
www.glencaimgold.com                         Tel.: 514-939-3989, Fax: 514-939-3717


FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.